Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

Michael Berenson Senior Counsel 202.739.5450 mberenson@morganlewis.com

February 6, 2012

Ms. Alison White

Senior Counsel

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Penn Mutual Variable Annuity Account III
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
File Nos. 333-177543 and 811-3457

In response to your comment letter dated November 3, 2011, this letter sets forth each of your comments followed by the action taken in response. In addition, please find attached a copy of the amendment filed with the U.S. Securities and Exchange Commission (the “Commission”), as well as a copy of the document marked to show changes made in response to your comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the amendment. The page numbers in our responses refer to the marked copy.

1.	General

a.	Please note that we will not accelerate the filing until all bracketed numbers are finalized in a pre-effective amendment filed on EDGAR.

All bracketed numbers have been finalized and final numbers have been inserted throughout the prospectus.

b.	Please confirm that the contract name on the front cover page of the prospectus will be the same as the EDGAR class identifiers associated with the contract.

Wilmington    Philadelphia    Washington    New York    Los Angeles    San Francisco    Miami    Pittsburgh    Princeton    Chicago

Palo Alto    Dallas    Houston    Harrisburg    Irvine    Boston    London    Paris     Brussels    Frankfurt    Beijing    Tokyo

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The Contract name on the front cover page and the EDGAR class identifier will be “Smart Foundation Variable Annuity”.

c.	Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company’s guarantees under the contract or will the company will be primarily responsible for paying out any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

The Company will be responsible for all guarantees under the Contracts. There are no third party support agreements or guarantees.

d.	Please note that we will need time to review the examples in Appendix B prior to accelerating the filing.

Numerical examples have been added to Appendix B and we understand that they will need to be reviewed.

2.	Cover Page – The Basic Contract

a.	Please disclose the amount of the guaranteed minimum interest rate (i.e. the range of 1%-3%) that will be offered on the fixed account.

The range of 1%-3% has been added on page 1.

b.	Please state here, as you do on page 22, that “[t]he contract will be terminated if the minimum Initial Purchase Payment is not satisfied in the first Contract Year, and all Purchase Payments made to date will be returned to you”.

This condition applies only if the Smart Foundation (Standard) Base Contract Option is chosen at issue, and the market types are SEP IRA / SIMPLE IRA / ERISA Qualified Plan. With these types of Contracts, the Minimum Initial Purchase Payment requirement does not have to be satisfied at issue, but can be fulfilled by regular payments made throughout the first Contract Year. For all

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other Contracts, the Minimum Initial Purchase Payment must be satisfied in order for the Contract to be issued. Because this requirement (and the consequences of not meeting it) does not apply to the majority of Contracts, we believe that it does not need to be given cover page prominence. We have consolidated the quoted statement with footnote “(1)” in section 1.2 / “Purchase Payment Requirements” to clarify that it only applies to the certain group of contracts. Superscripts (1) and (2) were also moved to further indicate that they only apply to Smart Foundation Base Contract Option.

c.	Please state here, as you do on page 41, that you will terminate the contract if: (1) a withdrawal, including that due to deduction of fees, brings the contract value to zero (unless the Guaranteed Lifetime Withdrawal Benefit with Guaranteed Growth Rider is in effect); 92) a withdrawal results in the contract value’s being less than the Minimum Remaining Balance; or (3) a withdrawal results in less than $250 remaining in each Subaccount or Fixed Interest Option. Please also disclose herein that you reserve the right to terminate the contract if there is not financial activity during the last two Contract Years, and the contract value is less than $1,000.

The Requested language has been added on page 2.

3.	Contract Owner Transaction Expenses – Transfer Fee

Please replace the word “None” with “$20” in the table. The fee tables should reflect the maximum possible charges under the contract.

The requested change has been made on page 14 and the related footnote has been revised to reflect that the current fee is $0, but a fee up to $20 could be imposed by the Company.

4.	Annual Fund Operating Expenses

It would appear that the maximum and minimum fees are 2.21% and .37%, respectively. Please revise or advise.

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The Minimum and Maximum Annual Fund Operating Expenses will be revised in a subsequent amendment to reflect the Fund expenses incurred in 2011.

5.	Annual Fund Operating Expense Detail

Please explain supplementally why the individual fund fees disclosed in the table are different from those on the Pennant Select prospectus, file No. 333-62811.

The Fund fees in a subsequent amendment will reflect Fund expenses incurred in 2011 and will be the same as those included in the Pennant Select prospectus in its upcoming annual post-effective amendment.

6.	Examples of Fees and Expenses

a.	Please show the examples assuming the maximum charges for the optional benefits (#s 2 and 4) prior to showing the other examples. Also, please clarify which optional benefits are reflected in examples #s 1-4, and confirm that the examples reflect the most expensive way to purchase the contract.

The examples beginning on page 18 have been re-ordered, and the footnotes have been added that clarify which optional benefits are reflected in examples # 1-4. The examples reflect the most expensive way to purchase the Contract.

b.	Please confirm, if true, that with respect to the Purchase Payment Enhancement Option examples, the credit enhancements/bonus payments are not included in the examples and the figures do not reflect any additional fee attributable to the bonus amounts.

The expense examples for the Purchase Payment Enhancement (Smart Foundation Plus) Option do include the increased Mortality & Expense Risk Charge and extended surrender charge period that are applicable for this option. We believe it is necessary to include these additional fees to ensure an accurate portrayal.

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7.	Base Contract Options

Please make sure that the cross-reference to the Fee Table section at the bottom of page 18 is correct in the final version of the filing.

We have confirmed that the current cross-reference is correct.

8.	Can I Keep My Purchase Payment Enhancements

Please disclose whether you have relief to recapture the bonus in the situations sited, including the order number, or explain why such relief is not necessary.

Penn Mutual received the exemptive relief necessary to recapture the bonus. [Release Nos. IC-24685 and IC-24731(Oct. 20, 2000 and Nov. 7, 2000 respectively) File No. 812-12138].

9.	Investment Options

You state in the first paragraph that a “prospectus for each of these funds accompanies this prospectus,” and in the last paragraph that “[y]ou may obtain copies of the prospectuses… by writing to The Penn Mutual Life Insurance Company, Customer Service Group – C3R, Philadelphia, PA 19172. Or, you call, toll free, 800-523-0659.” Please, reconcile.

The language in the paragraphs referenced above has been reconciled and revised on page 37 for clarification.

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10.	Fixed Interest Options

a.	Please bold the 3rd paragraph of the section.

The requested bold formatting has been applied on page 38.

b.	Please disclose the length (or range of lengths) of an Interest Period.

Language specifying the range of lengths of an Interest Period has been added on page 38 to the first paragraph of the section.

11.	Fixed Dollar Cost Averaging Options

Please move the disclosure in the 2nd and 3rd sentence of the second paragraph – “These options are part of the Company’s general account which is subject to the claims of the Company’s creditors. The Company’s insurance obligations and guarantees under the Contract are paid in part out of the general account and, therefore, Contract Owners should consider the Company’s financial statements and claims paying ability for the payment of such obligations and guarantees” – to a more prominent location in the prospectus.

As requested, this disclosure was moved to the fourth paragraph of section “2.2. The Fixed Account” on page 38(which, as a result of adding the language, was revised for clarification), as the disclosure applies to all Fixed Account Options.

12.	Withdrawals Treated as Surrenders

With respect to your statement that the “Company will notify the Contract Owner 60 days prior to taking any action”, please specify how many times and by what means the Company will do so.

To address this comment, clarifying language has been added on page 46 to subsection “Withdrawals Treated as Surrenders” of Section 4.1.

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13.	Transfer Limits

For purposes of the Transfer Limits, please clarify what is considered a transfer (e.g., on a given day, if a contract owner moves money from Funds A&B to Funds X, Y & Z, how many transfers has occurred?)

Language has been added on page 54 to indicate that all transfers on a given day are considered one transfer for monitoring purposes.

14.	Market Timing / Excessive Trading

Please include language regarding the sharing of contract owner information with the portfolios pursuant to rule 22c-2, as well as the possible imposition of redemption fees by the portfolios.

Language regarding the sharing of contract owner information has been added at the end of the 2nd paragraph of subsection “Frequent Trading Risks” in section 4.7 on page 55. In addition, language has been added on page 55 directing readers to the prospectus for the Funds for information about possible redemption fees.

15.	Death of the Contract Owner

We are unable to locate the note which corresponds to the (*) in the second sentence. Please advise or revise.

The missing note should be the same as footnote (1). Separate footnote “(3)” has been added on page 58 to replace “(*)”.

16.	72(q)/(t) Considerations

Please briefly explain what the IRC sections sited concern here and on page 48.

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Clarifying language has been added in the beginning of sections 9.10 and 4.5 on pages 97 and 53, respectively.

17.	Guaranteed Minimum Accumulation Benefit – Benefit Overview

Please reiterate that the Benefit Period is 10 Years.

Additional language concerning the length of the Benefit Period has been added on page 108 in the first paragraph of section 11.1.

18.	Part C – Exhibits

Except as otherwise permitted by Rule 483 under the Securities Act of 1933, please file copies of the executed rather than “form of” agreements.

Either as part of this or a subsequent amendment, but in any case prior to requesting acceleration, all agreements included as exhibits to the registration statement will be executed versions.

We believe we have been fully responsive to your comments. We look forward to receiving and responding to any additional questions or comments. We will then file a further amendment making any necessary changes, adding audited financial statements and any other necessary exhibits, accompanied by a request for acceleration.

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If you have any questions or further comments, please do not hesitate to contact me at 202-739-5450 or my colleague, Sean Graber at 21-963-5598. We appreciate your continued attention to this filing.

Sincerely,

/s/ Michael Berenson

Michael Berenson